Exhibit 99.3

IMPORTANT : Avant d’exercer votre choix, veuillez prendre connaissance des instructions situees au verso—Important: Before selecting please refer to instructions on reverse side Quelle que soit I’option choisie, noircir comme ceci I la ou les cases correspondantes, dater et signer au bas du formulaire—Whichever option is used, shade box(es) like thist, date and sign at the bottom of the form

|J Je desire assister a cette assemblee et demande une carte d’admission : dater et signer au bas du formulaire. /1 wish to attend the shareholder’s meeting and request an admission card: date and sign at the bottom of the form.

J’utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon I’une des 3 possibilites offertes /1 prefer to use the postal voting form or the proxy form as specified below.

DBV TECHNOLOGIES BAT D 80/84 RUE DES MEUNIERS 92220 BAGNEUX

AU CAPITAL DE EUR 2 410 374,90 441 772 522 RCS NANTERRE

ASSEMBLEE GENERALE EXTRAORDINAIRE DU 21 SEPTEMBRE 2015 A 8H45 AU SIEGE SOCIAL

CADRE RESERVE A LA SOCIETE—FOR COMPANY’S USE ONLY

Identifiant—Account

Vote simple

Single vote

Nominatif

Registered

Nombre d’actions _ Vote double

Number of shares Double vote

_Porteur

Bearer

Nombre de voix—Number of voting rights

[| JE VOTE PAR CORRESPONDANCE / 1 VOTE BY POST

Cf. au verso (2)—See reverse (2)

Je vote OUI a tous les projets de resolutions presentes ou agrees par le Conseil d’Administration ou le Directoire ou la Gerance, a I’EXCEPTION de ceux que je signale en noircissant comme ceci I la case correspondante et pour lesquels je vote NON ou je m’abstiens.

1 vote YES all the draft resolutions approved by the Board of Directors, EXCEPT those indicated by a shaded box—like this I, for which 1 vote NO or 1 abstain. Sur les projets de resolutions non agrees par le Conseil d’Administration ou le Directoire ou la Gerance, je vote en noircissant comme ceci | la case correspondant a mon choix.

On the draft resolutions not approved by the Board of Directors, 1 cast my vote by shading the box of my choice—like this |.

1

0 0 0 0 0 0 0 0 0 Oui / Non/No Yes Abst/Abs Oui / Non/No Yes Abst/Abs

A ? F 0

0 0 0 0 0 0 0 0 0 B 0 G 0

0 0 0 0 0 0 0 0 0 C ? H 0

0 0 0 0 0 0 0 0 0 D 0 J 0

0 0 0 0 0 0 0 0 0 E ? 0 K 0 0

Si des amendements ou des resolutions nouvelles etaient presentes en assemblee / In case amendments or new resolutions are proposed during the meeting

Je donne pouvoir au President de I’assemblee generale de voter en mon nom. / 1 appoint the Chairman of the general meeting to vote on my behalf |J

Je m’abstiens (I’abstention equivaut a un vote contre). / 1 abstain from voting (is equivalent to vote NO) ^

Je donne procuration [cf. au verso renvoi (4)] a M., Mme ou Mile, Raison Sociale pour voter en mon nom ri

/ 1 appoint [see reverse (4)] Mr, Mrs or Miss, Corporate Name to vote on my behalf 1

Nom, prenom, adresse de I’actionnaire (si ces informations figurent deja, les verifier et les rectifier eventuellement). Cf au verso (1) Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary). See reverse (1)

Pour etre prise en consideration, toute formule de vote par correspondance doit parvenir au plus tard : In order to be considered, this completed form must be returned at the latest:

FORMULAIRE DEDIE AUX SOCIETES FRANCAISES / FORM RELATED TO FRENCH COMPANIES

n JE DONNE POUVOIR AU PRESIDENT u DE L’ASSEMBLEE GENERALE

Cf. au verso (3)

1	HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE GENERAL MEETING

See reverse (3) U JE DONNE POUVOIR A: Cf.au verso (4)

1	HEREBY APPOINT: See reverse (4)

M. Mme ou Mile, Raison Sociale / Mr, Mrs or Miss, Corporate Name

Adresse / Address

ATTENTION : s’il s’aqit de titres au oorteur, les presentes instructions ne seront valides aue si elles sont directement retournees a votre banaue. CAUTION I if it is about bearer securities, the present instructions will be valid only if thev are directly returned to your bank.

Date & Signature

a la banque i to the bank 18/09/2015 a la societe / to the company 18/09/2015

CONDITIONS D’UTILISATION DU FORMULAIRE

GENERAUTES

s’agit d’un formulaire unique prevu par Particle R 225 -76 du Code de Commerce. Quelle que soit I’option choisie, le signataire est prie d’inscrire tres exactement, dans la zone reservee a cet effet, ses nom (en majuscules), prenom usuel et aaresse; si ces indications figurent deja sur le formulaire, le signataire doit les verifier et, eventuellement, les rectifier. Pour les personnes morales, le signataire doit renseigner ses nom, prenom et qualite.

Si le signataire n’est pas I’actionnaire (exemple : Administrateur legal, Tuteur, etc.) il doit mentionner ses nom, prenom et la qualite en laquelle il signe le formulaire de vote.

Le formulaire adresse pour une assemblee vaut pour les assemblies successives convoquees avec le meme ordre du jour (article R 225-77 alinea 3 du Code de Commerce).

Le texte des resolutions figure dans le dossier de convocation joint au present formulaire (article R 225-81 du Code de Commerce). Ne pas utiliser a la fois «Je vote par correspondance » et«Je donne pouvoir » (Article R 225-81 Code de Commerce). La version frangaise de ce document fait foi.

VOTE PAR CORRESPONDANCE

Article L.225-107 du Code de Commerce (extrait) :

“Tout actionnaire peut voter par correspondance, au moyen d’un formulaire dont les mentions sont fixees par decret en Conseil d’Etat. Les dispositions contraires des statuts sont reputees non ecrites.

Pour le calcul du quorum, il n’est tenu compte que des formulaires qui ont ete regus par la societe avant la reunion de I’assemblee, dans les conditions de delais fixes par decret en Conseil d’Etat.

Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont consideres comme des votes negatifs.”

Si vous desirez voter par correspondance, vous devez obligatoirement noircir la case “je vote par correspondance” au recto.

Dans ce cas, il vous est demande :

Pour les projets de resolutions proposees ou agrees par I’Organe de Direction :

soit de voter “oui” pour I’ensemble des resolutions en ne noircissant aucune case.

soit de voter “non” ou de vous “abstenir” (ce qui equivaut a voter “non”) sur certaines ou sur toutes les resolutions en noircissant individuellement les cases correspondantes.

Pour les projets de resolutions non agreees par I’Organe de Direction, de voter resolution par resolution en noircissant la case correspondant a votre choix.

En outre, pour le cas ou des amendements aux resolutions presentees ou des resolutions nouvelles seraient deposees lors de I’assemblee, il vous est demande d’opter entre 3 solutions (pouvoir au President de I’assemblee generale, abstention ou pouvoir a personne denommee), en noircissant la case correspondant a votre choix.

POUVOIR AU PRESIDENT DE L’ASSEMBLfE GENERAL!

Article L. 225-106 du Code de Commerce (extrait) :

“Pour toute procuration d’un actionnaire sans indication de mandataire, le president de I’assemblee generale emet un vote favorable a I’adoption de projets de resolutions presentes ou agrees par le conseil d’administration ou le directoire, selon le cas, et un vote defavorable a I’adoption de tous les autres projets de resolution. Pour emettre tout autre vote, I’actionnaire doit faire choix d’un mandataire qui accepte de voter dans le sens indique par le mandant”.

POUVOIR A UNE PERSONNE DENOMMEE

Article L.225-106 du Code de Commerce (extrait) :

“I—Un actionnaire peut se faire representer par un autre actionnaire, par son conjoint ou par le partenaire avec lequel il a conclu un pacte civil de solidarite.

II peut en outre se faire representer par toute autre personne physique ou morale de son choix :

1°	Lorsque les actions de la societe sont admises aux negociations sur un marche reglemente ;

2° Lorsque les actions de la societe sont admises aux negociations sur un systeme multilateral de negociation qui se soumet aux dispositions legislatives ou reglementaires visant a proteger les investisseurs contre les operations d’inities, les manipulations de cours et la diffusion de fausses informations dans les conditions prevues par le reglement general de I’Autorite des marches financiers, figurant sur une liste arretee par I’autorite dans des conditions fixees par son reglement general, et que les statuts le prevoient.

- Le mandat ainsi que, le cas echeant, sa revocation sont ecrits et communiques a la societe. Les conditions d’application du present alinea sont precisees par decret en Conseil d’Etat.

- Avant chaque reunion de I’assemblee generale des actionnaires, le president du conseil d’administration ou le directoire, selon le cas, peut organiser la consultation des actionnaires mentionnes a Particle L.225-102 afin de leur permettre de designer un ou plusieurs mandataires pour les representer a I’assemblee generale conformement aux dispositions du present article.

Cette consultation est obligatoire lorsque, les statuts ayant ete modifies en application de Particle L.225-23 ou de Particle L.225-71, I’assemblee generale ordinaire doit nommer au conseil d’administration ou au conseil de surveillance, selon le cas, un ou des salaries actionnaires ou membres des conseils de surveillance des fonds communs de placement d’entreprise detenant des actions de la societe. Cette consultation est egalement obligatoire lorsque I’assemblee generale extraordinaire doit se prononcer sur une modification des statuts en application de Particle L.225-23 ou de Particle L.225-71. Les clauses contraires aux dispositions des alineas precedents sont reputees non ecrites”.

Article L. 225-106-1 du Code de Commerce

“Lorsque, dans les cas prevus aux troisieme et quatrieme alineas du I de Particle L. 225-106, I’actionnaire se fait representer par une personne autre que son conjoint ou le partenaire avec lequel il a conclu un pacte civil de solidarite, il est informe par son mandataire de tout fait lui permettant de mesurer le risque que ce dernier poursuive un interet autre que le sien.

Cette information porte notamment sur le fait que le mandataire ou, le cas echeant, la personne pour le compte de laquelle il agit:

1°	Controle, au sens de Particle L. 233-3, la societe dont I’assemblee est appelee a se reunir;

2° Est membre de I’organe de gestion, d’administration ou de surveillance de cette societe ou d’une personne qui la controle au sens de Particle L. 233-3 ;

3°	Est employe par cette societe ou par une personne qui la controle au sens de Particle L. 233-3 ;

4° Est controle ou exerce Pune des fonctions mentionnees au 2° ou au 3° dans une personne ou une entite controlee par une personne qui controle la societe, au sens de Particle L. 233-3.

Cette information est egalement delivree lorsqu’il existe un lien familial entre le mandataire ou, le cas echeant, la personne pour le compte de laquelle il agit, et une personne physique placee dans I’une des situations enumerees aux 1° a 4°.

Lorsqu’en cours de mandat, survient Pun des faits mentionnes aux alineas precedents, le mandataire en informe sans delai son mandant. A defaut par ce dernier de confirmation expresse du mandat, celui-ci est caduc.

La caducite du mandat est notifiee sans delai par le mandataire a la societe.

Les conditions d’application du present article sont precisees par decret en Conseil d’Etat.”

Article L. 225-106-2 du Code de Commerce

“Toute personne qui procede a une sollicitation active de mandats, en proposant directement ou indirectement a un ou plusieurs actionnaires, sous quelque forme et par quelque moyen que ce soit, de recevoir procuration pour les representer a I’assemblee d’une societe mentionnee aux troisieme et quatrieme alineas de Particle L. 225-106, rend publique sa politique de vote.

Elle peut egalement rendre publiques ses intentions de vote sur les projets de resolution presentes a I’assemblee. Elle exerce alors, pour toute procuration regue sans instructions de vote, un vote conforme aux intentions de vote ainsi rendues publiques.

Les conditions d’application du present article sont precisees par decret en Conseil d’Etat.”

Article L. 225-106-3 du Code de Commerce

“Le tribunal de commerce dans le ressort duquel la societe a son siege social peut, a la demande du mandant et pour une duree qui ne saurait exceder trois ans, priver le mandataire du droit ae participer en cette qualite a toute assemblee de la societe concernee en cas de non-respect de I’obligation d’information prevue aux troisieme a septieme alineas de Particle L. 225-106-1 ou des dispositions de Particle L. 225-106-2. Le tribunal peut decider la publication de cette decision aux frais du mandataire.

Le tribunal peut prononcer les memes sanctions a I’egard du mandataire sur demande de la societe en cas de nonrespect des dispositions de Particle L. 225-106-2.”

Si les informations contenues sur ce formulaire sont utilisees pour un fichier nominatif informatise, elles sont soumises aux prescriptions de la loi n° 78-17 du 6 janvier 1978 modifiee, en ce qui concerne notamment le droit d’acces et de rectification pouvant etre exerce par I’interesse aupres de son teneur de compte.

FORM TERMS AND CONDITIONS

GENERAL INFORMATION

This is the sole form pursuant to Article R 225-76 du Code de Commerce. Whichever option is used, the signatory should write his/her exact name and address in capital letters in the space provided e.g. a legal guardian: if this information is already supplied, please verily and correct if necessary.

If the signatory is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity’s behalf. If the signatory is not the shareholder (e.g. a legal guardian), please specify your full name and the capacity in which you are signing the proxy. The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (Article R 225-77 alinea 3 du Code de Commerce).

The text of the resolutions is in the notification of the meeting which is sent with this proxy (Article R 225-81 du Code de Commerce). Please do not use both “I vote by post” and “I hereby appoint” (Article R 225-81 du Code de Commerce). The French version of this document governs; The English translation is for convenience only.

POSTAL VOTING FORM

Article L. 225-107 du Code de Commerce :

“A shareholder can vote by post by using a postal voting form determined by Conseil d’Etat decree. Any other methods are deemed to be invalid.

Only the forms received by the Company before the Meeting, within the time limit and conditions determined by Conseil d’Etat decree, are valid to calculate the quorum.

The forms giving no voting direction or indicating abstention are deemed to vote no.”

+? If you wish to use the postal voting form, you have to shade the box on the front of the document: “I vote by post”. In such event, please comply with the following instructions:

In this case, please comply with the following instructions:

For the resolutions proposed or agreed by the Board, you can :

either vote “yes” for all the resolutions by leaving the boxes blank,

or vote “no” or “abstention” (which is equivalent to vote “no”) by shading boxes of your choice.

For the resolutions not agreed by the Board, you can vote resolution by resolution by shading the appropriate boxes.

In case of amendments or new resolutions during the shareholder meeting, you are requested to choose between three possibilities (proxy to the chairman of the general meeting, abstention, or proxy to a mentioned person (individual or legal entity), by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE GENERAL MEETING

Article L. 225-106 du Code de Commerce (extract):

“In the case of any power of representation given by a shareholder without naming a proxy, the chairman of the general meeting shall issue a vote in favor of adopting a draft resolutions submitted or approvea by the Board of Directors or the Management board, as the case may be, and a vote against adopting any other draft resolutions. To issue any other vote, the shareholder must appoint a proxy who agrees to vote in the manner indicated by his principal”.

PROXY TO A MENTIONED PERSON (INDIVIDUAL OR LEGAL ENTITY)

Article L. 225-106 du Code de Commerce (extract):

“I—A shareholder may be represented by another shareholder, by his or her spouse, or by his or her partner who he or she has entered into a civil union with.

He or she can also be represented by an individual or legal entity of his or her choice :

1°	When the shares are admitted to trading on a regulated market ;

2° When the shares are admitted to trading on a multilateral trading facility which is subject to the legislative and regulatory provisions that protects investors against insider information, price manipulation, and dissemination of false information as provided by the general regulation of the Autorite des marches financiers (French Financial Markets Regulatory Authority), included on a list issued by the AMF subject to the conditions provided by its general regulation, and stated in the company memorandum and articles of association.

- The proxy as well as its dismissal, as the case may be, must be written and made known to the company. A Conseil d’Etat decree specifies the implementation of the present paragraph.

- Before every general meeting, the chairman of the board of directors or the management board, as the case may be, may organise a consultation with the shareholders mentioned in Article L.225-102 to enable them to appoint one or more proxies to represent them at the meeting in accordance with the provisions of this Article. Such a consultation shall be obligatory where, following the amendment of the memorandum and articles of association pursuant to Article L.225-23 or Article L.225-71, the ordinary general meeting is required to appoint to the board of directors or the supervisory board, as the case may be, one or more shareholder employees or members of the supervisory board of the company investment funds that holds company’s shares. Such a consultation shall also be obligatory where a special shareholders’ meeting is required to take a decision on an amendment to the memorandum and articles of association pursuant to Article L.225-23 or Article L.225-71. Any clauses that conflict with the provisions of the preceding sub-paragraphs shall be deemed non-existent.”

Article L. 225-106-1 du Code de Commerce

“When, in the events envisaged by the third and fourth paragraphs of the article L. 225-106 I, the shareholder is represented by a person other than his or her spouse or his or her partner who he or she has entered into a civil union with, he or she is informed by the proxy of any event enabling him or her to measure the risk that the latter pursue an interest other than his or hers. This information relates in particular to the event that the proxy or, as the case may be, the person on behalf of whom it acts:

1°	Controls, within the meaning of article L.233-3, the company whose general meeting has to meet;

2° Is member of the management board, administration or supervisory board of the company or a person which controls it within the meaning of article L. 233-3;

3°	Is employed by the company or a person which controls it within the meaning of article L. 233-3;

4° Is controlled or carries out one of the functions mentioned with the 2° or the 3° in a person or an entity controlled by a person who controls the company, within the meaning of article L. 233-3.

This information is also delivered when a family tie exists between the proxy or, as the case may be, the person on behalf of whom it acts, and a natural person placed in one of the situations enumerated from 1° to 4° above. When during the proxy, one of the events mentioned in the preceding subparagraphs occurs, the proxy informs without delay his constituent. Failing by the latter to confirm explicitly the proxy, this one is null and void. The termination of the proxy is notified without delay by the proxy to the company.

The conditions of application of this article are determined by a Conseil d’Etat decree.”

Article L. 225-106-2 du Code de Commerce

“Any person who proceeds to an active request of proxy, while proposing directly or indirectly to one or more shareholders, under any form and by any means, to receive proxy to represent them at the general meeting of a company mentioned in the third and fourth subparagraphs of the article L. 225-106, shall release its voting policy.

It can also release its voting intentions on the draft resolutions submitted to the general meeting. It exercises then, for any proxy received without voting instructions, a vote in conformity with the released voting intentions.

The conditions of application of this article are determined by a Conseil d’Etat decree.”

Article L. 225-106-3 du Code de Commerce

“The commercial court of which the company’s head office falls under can, at the request of the constituent and for a duration which cannot exceed three years, deprive the proxy of the right to take part in this capacity to any general meeting of the relevant company in the event of non-compliance with mandatory information envisaged from the third to seventh paragraphs of article L. 225-106-1 or with the provisions of article L. 225-106-2. The court can decide the publication of this decision at the expenses of the proxy.

The court can impose the same sanctions towards the proxy on request of the company in the event of noncompliance of the provisions of the article L. 225-106-2.”

If any information included in this form is used for a computer file, it is protected by the provisions of Law No 78-17 of January 6, 1978 modified, especially about rights of access and alteration that can be exercised by interested parties nearby their custodian.